May 13, 2011
Via EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall Assistant Director

Re:	Holly Corporation Amendment No. 1 to Registration Statement on Form S-4 File No. 333-172978 Filed April 27, 2011
Dear Mr. Schwall:
            Set forth below is the response of Holly Corporation, a Delaware corporation (“Holly”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 6, 2011 (the “Comment Letter”), with respect to Holly’s Amendment No. 1 to Form S-4 filed with the Commission on April 27, 2011, File No. 333-172978 (the “Registration Statement”) relating to the proposed “merger of equals” business combination involving Holly and Frontier Oil Corporation. For your convenience, the Staff’s comment is reproduced below in italics and has been numbered to correspond with the comment in the Comment Letter. Page references contained in Holly’s response are to Amendment No. 2 to the Registration Statement, which is being filed simultaneously with this letter. For your convenience, we have also sent to you marked copies of Amendment No. 2 to the Registration Statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 108
Note 2. Pro Forma Adjustments, page 112
(e) Properties, Plant and Equipment, page 113
1.	We note your response to prior comment number 7 from our letter dated April 19, 2011. Expand the disclosure under note 2(e) to your pro forma presentation to include a discussion of the reasons for the adjustment for deferred turnaround and catalyst costs similar to, though not necessarily as detailed as, that included in your response. Additionally, clarify that similar costs will be incurred in future periods by the combined entity.

United States Securities and Exchange Commission
May 13, 2011

RESPONSE:	The Registration Statement has been revised as requested. Please see Sub-note (e) under Note 2. “Pro Forma Adjustments” to the pro forma condensed combined financial statements on page 117.
            Please direct any questions or comments regarding the foregoing to me at (214) 871-3555 or Christopher R. Rowley or Christina A. Tate of Vinson & Elkins L.L.P. at (214) 220-7972 and (214) 220-7810, respectively.

Sincerely,

/s/ Denise C. McWatters
Denise C. McWatters Vice President, General Counsel and Secretary

cc:	Joanna Lam W. Bradshaw Skinner Sirimal R. Mukeriee Alexandra M. Ledbetter United States Securities and Exchange Commission

J. Currie Bechtol Frontier Oil Corporation

Alan J. Bogdanow Christopher R. Rowley Christina A. Tate Vinson & Elkins L.L.P.

Robert V. Jewell Melinda H. Brunger Andrews Kurth LLP